August 12, 2016

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Visualant, Incorporated
Request for Withdrawal of Registration Statement on Form S-1
Filed March 31, 2016
File No. 333-210506

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), Visualant, Incorporated (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-210506), originally filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2016, as amended on Form S-1/A, filed with the Commission on May 4, 2016, collectively and together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registrant confirms and represents that no securities have been sold in connection with the registered offering.

The Registration Statement was filed in accordance with the Registrant’s contractual obligation to file and seek effectiveness of a registration statement covering the resale by Discover Growth Fund, the selling shareholder identified in the Registration Statement (the “Discover”), of shares of the Registrant’s common stock upon conversion of the Registrant’s Series B Redeemable Convertible Preferred Stock.

Discover no longer owns shares covered by the Registration Statement. Accordingly, the Registrant’s obligation to seek the effectiveness of the Registration Statement has therefore terminated. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant respectfully requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact Mark E. Scott, Chief Financial Officer, at 206-903-1351.

Sincerely,

VISUALANT, INCORPORATED

By:	/s/ Ronald P. Erickson
Name:	Ronald P. Erickson
Its:	Chief Executive Officer

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500 Union Street     |     Suite 420     |     Seattle, WA 98101

Tel:  206.903.1351    |   Fax: 206.826.0451